UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of May 2020
_______________________
Commission File Number 000-28998
ELBIT SYSTEMS LTD.
(Translation of registrant’s name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto as Exhibit 1 and incorporated herein by reference is the registrant’s press release dated May 19, 2020.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Adi Pinchas Confino
Name:	Adi Pinchas Confino
Title:	Corporate Secretary

Date: May 19, 2020

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated May 19, 2020

Exhibit 1

Charlesbank Capital Partners Invests $70 Million in Elbit Systems’ Subsidiary, Cyberbit

Haifa, Israel, May 19, 2020 – Elbit Systems Ltd. (NASDAQ: ESLT and TASE: ESLT) ("Elbit Systems") announced today that Charlesbank Technology Opportunities Fund, a fund managed by Charlesbank Capital Partners ("Charlesbank"), invested approximately $70 million in Elbit Systems’ Israeli subsidiary, Cyberbit Ltd. ("Cyberbit"), of which approximately $22 million was invested in Cyberbit and approximately $48 million was paid in consideration of a portion of Elbit Systems’ shares in Cyberbit. As a result of the investment and sale of equity holdings, Elbit Systems became a minority shareholder in Cyberbit. Claridge Israel L.P., an existing shareholder of Cuberbit, which invested $30 million in Cyberbit in June 2018, also participated in this round of investment.

Cyberbit is engaged in commercial training systems for cybersecurity teams.

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “Preparing the human element for cyber-attacks is one of the most acute cybersecurity challenges. The investment of Charlesbank in Cyberbit is a recognition of Cyberbit’s market-leading position and the growth potential of Cyberbit’s training platform – the Cyber Range. I am confident that this investment will allow Cyberbit to realize its full growth potential.”

About Cyberbit Ltd.
Cyberbit is a market-leading provider of cyber range platforms for training cybersecurity professionals. Cyberbit Range addresses one of the most acute cybersecurity problems: preparing the human element for attacks.  The product delivers a hyper-realistic experience, that replicates a real-world cyberattack by immersing trainees in a virtual SOC, where they use commercial security tools to respond to live, simulated attacks. As a result, it dramatically increases SOC team performance, improves teamwork, and improves evaluation, hiring, and certification processes. The Platform delivers over 100,000 training sessions annually across 5 continents. Customers include leading Fortune 500 companies, MSSPs, system integrators, academies and governments. Cyberbit is headquartered in Israel with offices in the US, Europe, and Asia. For more information visit www.cyberbit.com
Follow Cyberbit on Facebook, LinkedIn and Twitter (@CYBERBITHQ)

About Charlesbank Capital Partners
Based in Boston and New York, Charlesbank Capital Partners is a middle-market private equity investment firm managing more than $6 billion of capital. Charlesbank focuses on management-led buyouts and growth capital financings and also engages in opportunistic credit and technology investments. The firm seeks to partner with strong management teams to build companies with sustainable competitive advantage and excellent prospects for growth. For more information, please visit www.charlesbank.com

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land, and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios and cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Contacts:
Company Contact:
Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2948984
rami.myerson@elbitsystems.com

David Vaaknin, VP, Brand & Corporate Communications
Tel: +972-77-2946691
david.vaaknin@elbitsystems.com

IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business.  Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.